SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              ____________________

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                           For the Month of June 2003
                             _______________________

                               ELBIT SYSTEMS LTD.
                 (Translation of Registrant's Name into English)
           Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                   [X]   Form 20-F          [ ]   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                   [ ]   Yes                [X]   No



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         Attached  hereto as Exhibit 1 and  incorporated  herein by reference is the Registrant's press release dated May 5, 2003.

         Attached hereto as Exhibit 2 and incorporated herein by reference is the Registrant's press release dated May 14, 2003.

         Attached hereto as Exhibit 3 and incorporated herein by reference is the Registrant's press release dated May 16, 2003.

         Attached hereto as Exhibit 4 and incorporated herein by reference is the Registrant's press release dated June 2, 2003.

         Attached hereto as Exhibit 5 and incorporated herein by reference is the Registrant's announcement dated June 2, 2003.



                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            ELBIT SYSTEMS LTD.
                                            (Registrant)


                                            By: /s/ Arie Tal
                                               -------------------------------
                                            Name:   Arie Tal
                                            Title:  Corporate Secretary

Dated:  June 2, 2003.




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                                  EXHIBIT INDEX

    Exhibit No.         Description
    -----------         -----------

             1.         Press release dated May 5, 2003.

             2.         Press release dated May 14, 2003.

             3.         Press release dated May 16, 2003.

             4.         Press release dated June 2, 2003.

             5.         Announcement dated June 2, 2003.








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